Exhibit 99.1

Draganfly Unveils Latest Vital Intelligence

Smart Vital Kiosk During CES

Las Vegas, Nevada. January 5, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce the release of the Company’s new Vital Intelligence Smart Vital Kiosk (the “Kiosk”).

Powered by Draganfly’s groundbreaking AI Vital Intelligence platform, the Kiosk can screen, with voluntary consent, temperature, blood pressure, heart rate, respiratory rate, and oxygen saturation (SpO2) in seconds. The system does not register any personal data of the individual being screened.

Draganfly’s Smart Vital system is part of the Company’s Vital Intelligence health and safety solution, which is able to screen, detect, assess, protect and provide continuous action against the potential threat of infectious diseases, including COVID-19.

Featuring a highly customizable camera configuration, the Kiosk can effectively meet the needs of specific events. Accessories such as QR and IR code readers can be incorporated to provide seamless integration with vaccine passports, security badges and other ticketing systems.

The Kiosk’s 22” LCD screen is compliant with the Americans with Disabilities Act (ADA) and its Forward Looking InfraRed (FLIR) thermal camera adheres to the guidelines set by the Food and Drug Administration (FDA). Designed to be versatile, the Kiosk can be secured in a certain area or safely wheeled to a new location.

“We are committed to providing seamless and non-invasive solutions that allow organizations to host safe events and gatherings. Utilizing proprietary software built by Draganfly, the new Smart Vital Kiosk enables multi-dimensional screening of core vitals to provide real-time health insights in seconds,” said Paul Mullen, Vice President of Vital Intelligence at Draganfly.

“Draganfly’s Vital Intelligence platform has been a game-changer for established brands such as the Drone Racing League, Alabama State University, Barrett-Jackson Auto Auctions and many more. Our new Smart Vital Kiosk is a massive step towards ensuring that people always feel safe and confident wherever they are,” said Cameron Chell, CEO of Draganfly.

For more information on Draganfly’s Vital Intelligence platform, please visit vitalintelligencedata.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, ”intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s new Vital Intelligence Smart Vital Kiosk. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.